Filed by: Darling International Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: Darling International Inc.
                                                   Commission File No: 000-24620


On December 28, 2005, National By-Products, LLC mailed the following letter to all unions that represent employees of National By-Products, LLC:


                                December 28, 2005

                     CERTIFIED MAIL RETURN RECEIPT REQUESTED




Dear [Union Representative]:

         National By-Products, LLC has agreed to sell its operations to Darling International Inc. ("Darling"). An Asset Purchase Agreement was executed on December 19, 2005. National By-Products is very excited about the transaction, and believes it presents a good opportunity to combine the two companies' assets and employees.

         Under the terms of the Asset Purchase Agreement, Darling has agreed to assume any and all obligations under the collective bargaining agreement by and between National By-Products and your union. Darling has also agreed to continue the employment of all bargaining unit members without interruption.

         The transaction is not yet final and requires, among other things, governmental approval. The sale, however, is expected to close during the first half of 2006. The bargaining unit members you represent will become Darling employees upon closing, and any and all bargaining obligations will shift from National By-Products to Darling as of that date.

         DARLING WILL FILE A PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THAT DOCUMENT, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THAT DOCUMENT (WHEN IT BECOMES AVAILABLE) AND OTHER DOCUMENTS FILED BY DARLING WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND THE OTHER DOCUMENTS FILED BY DARLING MAY ALSO BE OBTAINED FREE FROM DARLING BY CALLING JOHN MUSE OR BRAD PHILLIPS AT (972) 717-0300.

         Please let me know if you have any questions regarding this matter.



                                                Sincerely,

                                                Mark A. Myers
                                                President